Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ISSUES $250 MILLION OF PERPETUAL GREEN PREFERRED UNITS

---

Company to Use Proceeds to Finance Sustainable Building Initiatives

All dollar references are in U.S. dollars.

BROOKFIELD NEWS, August 21, 2019 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) issued its inaugural, corporate-level perpetual green preferred units – the first of their kind in the industry – yesterday through the issuance of 10,000,000 units of Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 (the “Series 2 Preferred Units”).

The net proceeds from this offering are expected to be allocated to the financing and refinancing of recently completed and future Eligible Green Projects, which are defined as:

i.	new class A development properties that have received or are expected to receive LEED Silver or higher, NABERS, BREEAM or equivalent certification;

ii.	existing class A redevelopment properties that have received or are expected to receive LEED, NABERS, BREEAM or equivalent certification;

iii.	tenant improvements that have received or are expected to receive LEED, NABERS, BREEAM or equivalent certification; and

iv.	other projects that materially improve the energy efficiency of, or make other environmentally beneficial improvements to, a development, redevelopment or existing property.

BPY currently has 96 million square feet of premier office assets located primarily in the world’s leading commercial markets, 100 of the top 500 malls in the United States, with over 120 million square feet in its retail portfolio, and over 11 million square feet of office and multifamily development projects underway around the globe. BPY is committed to sustainability and invests in green technologies, encourages environmentally sound construction methods, and promotes strategies to minimize its carbon footprint. Over 90% of BPY’s eligible global office area has achieved a sustainability designation, including many LEED gold and platinum certifications, and its retail business is one of the largest users of solar energy in the United States.

“Sustainability is an integral component of our strategy to create long-term value for our unitholders. We strive to minimize the environmental impact of our operations and believe that using resources in a responsible manner preserves our environment and results in significant operational cost savings,” said Brian Kingston, Chief Executive Officer.

Brookfield Property Partners L.P. 1

Pending the allocation of an amount equal to the net proceeds of the Series 2 Preferred Units to finance or refinance Eligible Green Projects, the unallocated portion of the net proceeds will be temporarily used for the repayment of outstanding indebtedness, including on demand deposits and promissory notes.

The distribution rate for the Series 2 Preferred Units from and including the date of original issue will be 6.375% per annum of the $25.00 liquidation preference per unit. Distributions on the Series 2 Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the last day of March, June, September and December when, as and if declared by the board of directors. The pro-rated initial distribution on the Series 2 Preferred Units, if declared, will be payable on December 31, 2019 in an amount equal to approximately $0.57995 per Series 2 Preferred Unit.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC acted as joint book-running managers of this offering.

The Series 2 Preferred Units have been approved for listing on the Nasdaq Stock Market under the symbol ‘‘BPYPO.’’

The Series 2 Preferred Units will not be qualified for distribution to the public under the securities laws of any province or territory of Canada and may not be offered or sold in Canada, directly or indirectly, other than pursuant to applicable private placement exemptions.

The offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-218503). A final prospectus supplement, including a base prospectus, relating to the offering was filed by BPY with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the final prospectus supplement and the accompanying base prospectus relating to these securities may be obtained free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

***

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $385 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here (https://apps.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1) to download on your iPhone or iPad. To download the app on your Android mobile device, please click here (https://play.google.com/store/apps/details?id=com.theirapp.brookfield).

Contact:

Matthew Cherry

Senior Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P. 2

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our expected use of proceeds from this offering for Eligible Green Projects, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners L.P. 3